SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes .....  No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR’S AUG. TRAFFIC GROWS 6% TO 22.2M
FY27 TRAFFIC CUT FROM 216M TO 214M TO
REDUCE EXPOSURE TO UNHEDGED WINTER OIL

  Ryanair today (Wed. 2 Sept.) released Aug. 2026 traffic stats as follows:

	Aug. 25	Aug. 26	Change
Guests	21.0m	22.2m	+6%
L. Fact	96%	96%	-

Ryanair operated over 120,500 flights in Aug. Over 400 flights were cancelled due to Mt. Etna eruptions.

Rolling	Aug. 25	Aug. 26	Change
Guests	203.6m	214.4m	+5%
L. Fact	94%	94%	-

FY27 Traffic Cut from 216m to 214m:

Ryanair is on track to grow its summer traffic (Apl. to Oct.) by over 5% (from 138m) to 145m in S.26 (with Q2 fares, guided in July, trending “modestly down” y-o-y). With 80% of FY27 jet fuel hedged at c.$67bbl, the Group is well placed to record another profitable year, albeit below FY26’s record PAT. (It remains too early to provide meaningful PAT guidance).

In light of high unhedged oil prices (jet fuel currently trading at c.$140bbl), it is sensible to strategically reduce the Group’s exposure to unhedged jet fuel during the unprofitable winter schedule (from Nov. to Mar.). Ryanair’s FY27 traffic target is therefore cut from 216m to 214m passengers to reduce our exposure to unhedged oil this winter. We expect traffic from Nov. to Mar. will be broadly flat year-on-year.

Subject to pricing and passenger demand, Ryanair expects this one-off winter schedule cut to reduce Ryanair’s W.26 losses by €70m to €100m. If high oil prices continue through to S.27, Ryanair believes short haul airfares in Europe will increase materially to reflect higher oil prices, as some less well-hedged competitors will struggle to maintain capacity or even survive this coming winter season. A further update will be provided with our H1 Results in Nov.

ENDS For further info please contact:	Ryanair Press Office T: +353-1-9451799 E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 September, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary